Exhibit 1.2

CDC Corporation Announces Appointment of New President for CDC Software Group

[Hong Kong, Atlanta – December 12, 2005] As part of the restructuring initiatives undertaken as part of its strategic review, CDC Corporation (NASDAQ: CHINA) today announced the promotion of Mr. Rick A. Marquardt from his position as president of Pivotal Corporation to president of the CDC Software group which includes Ross Systems, Inc. (“Ross Systems”), the company’s enterprise software subsidiary, Pivotal Corporation (“Pivotal”), the company’s customer relationship management software subsidiary and IMI Corporation (“IMI”), the company’s supply chain, warehouse and order management software subsidiary.

Mr. Steven Chan, Acting Chief Executive Officer of CDC Corporation, said, “We are pleased with the business momentum established by the CDC Software group in 2005. The CDC Software subsidiaries have delivered healthy growth, positioning the company for accelerated performance in 2006. In his many roles with the company over nearly nine years, most recently as the head of Pivotal where he successfully integrated it within the CDC Software group, Rick brings proven experience and leadership needed to take our software group to the next level as it leverages its global scale and transitions from a group of subsidiaries into a unified provider of comprehensive business solutions as CDC Software.”

As examples of the momentum established within CDC Software:

•	Ross Systems has posted software license revenue growth of 13% to US$11.6 million, professional services revenue growth of 23% to US$15.8 million, and maintenance revenue growth of 2% to US$15.9 million, during the first nine months of 2005 compared to the same nine-month period in 2004 (2004 results for Ross Systems are inclusive of Ross Systems’ results prior to its acquisition by CDC Corporation in August 2004).

•	Pivotal Corporation has posted software license revenue growth of 4% to US$13.0 million, professional services revenue growth of 4% to US$13.2 million, and maintenance revenue growth of 11% to US$18.0 million, during the first nine months of 2005 compared to the same nine-month period in 2004 (2004 results for Pivotal are inclusive of Pivotal’s results prior to its acquisition by CDC Corporation in February 2004).

Effective immediately, Mr. Marquardt assumes the position of president of CDC Software where he will oversee all of the company’s software and business services operations globally. Prior to heading Pivotal, Mr. Marquardt was president of North American operations for Ross Systems as well as its senior vice president of worldwide sales and marketing during the past four years.

“CDC Software is now in it its strongest position ever and this is an exciting time to take this leadership role,” said Mr. Marquardt. “Across our software group, we now have over 4,000 customers globally, 22 direct offices and over 50 distributors. With this established market momentum, proven success in our target vertical industries, and significant opportunities in high-growth markets such as Asia and Latin America, this is the time for CDC Software to align its subsidiaries into a single entity in the enterprise software market. We’re ready to stake our claim in 2006.”

To fully leverage the combined scale and global reach of the individual CDC Software subsidiaries, Mr. Marquardt and his executive team will run the ongoing operation as a single customer focused entity. CDC Software will maintain the industry specialist status that has been fundamental to the success of each product line, while capitalizing on the complementary strengths of each. In addition to reduced infrastructure costs and improved operating efficiencies, anticipated benefits include greater market visibility, strengthened competitive stature and increased leverage of indirect sales channels.

Pat Tinley former Chief Executive Officer of CDC Software resigned to pursue other interests outside of the company. With the promotion of Mr. Rick Marquardt to president of CDC Software, there are no current plans to replace the CEO position.

About CDC Corporation

CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, mobile applications and online games. As part of its strategic review the company has reorganized into two primary operating business units, CDC Software and China.com Inc.

For more information about CDC Corporation, please visit the website — www.cdccorporation.net

About CDC Software

CDC Software, the software unit of CDC Corporation, offers a broad range of software solutions for mid-sized enterprises. These products are utilized by approximately 4,000 customers worldwide.

For more information about CDC Software, please visit the website — www.cdcsoftware.com

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to the effects of the various management appointments at the company. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; the ability to make changes in business strategy, development plans and product offerings; the ability to integrate operations or new acquisitions in accordance with the company’s business strategy; and the effects of restructurings and rationalization of operations. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2004 on Form 20-F/A filed on October 11, 2005. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:
Media Relations Ida Ho, Corporate Communications Manager Tel: (852) 2237 7181 Fax: (852) 2571 0410 e-mail: ida.ho@hk.china.com	Investor Relations Craig Celek, VP Investor Relations Tel : 1 (212) 661 2160 Fax : 1 (646) 827 2421 e-mail : craig.celek@cdccorporation.net